UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2013

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82            .

NEWS RELEASE

Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS STRONGER EARNINGS IN THE FIRST QUARTER OF 2013; INCREASES DIVIDEND 8%

APRIL 24, 2013

For the first quarter of 2013, Methanex reported Adjusted EBITDA1 of $149 million and Adjusted net income1 of $88 million ($0.92 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $119 million and Adjusted net income1 of $61 million ($0.64 per share on a diluted basis1) for the fourth quarter of 2012.

Methanex also announced that its Board of Directors has approved an 8 percent increase to its quarterly dividend to shareholders, from $0.185 to $0.20 per share. The increased dividend will apply commencing with the dividend payable on June 30, 2013 to holders of common shares on record on June 16, 2013.

John Floren, President and CEO of Methanex commented, “Higher methanol prices in the first quarter contributed to higher Adjusted EBITDA compared to last quarter. Entering the second quarter, methanol demand has continued to be healthy and the pricing environment remains stable. With strong earnings, a positive outlook for the methanol industry and the quality of the expansion plans underway, I am pleased to confirm that our Board of Directors has approved another increase to our regular dividend. This represents the ninth increase since we implemented a dividend in 2002.”

Mr. Floren added, “We also announced today that we have made the decision to proceed with the relocation of a second one million tonne plant from our Chile site to Geismar, Louisiana. Our focus in the near term remains the successful execution of both plant relocations and our value-creating growth projects in New Zealand and Medicine Hat. Combined, these projects represent three million tonnes of production capacity that are expected to be completed in increments through early 2016.”

Mr. Floren concluded, “With over US$700 million of cash on hand, an undrawn credit facility, a robust balance sheet, and strong cash flow generation, we are well positioned to complete our expansion plans, pursue other strategic growth opportunities and continue to deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for April 25, 2013 at 12:00 noon ET (9:00 am PT) to review these first quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-8527, or toll free at (877) 240-9772. A playback version of the conference call will be available until June 24, 2013 (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 3021008. Presentation slides summarizing Q1-13 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for four weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2013 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached First Quarter 2013 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items considered by management to be non-operational, including asset impairment charges. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 of the attached Interim Report for the three months ended March 31, 2013 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock

Director, Investor Relations

Tel: 604.661.2600

1	Interim Report for the Three Months Ended March 31, 2013	Share Information Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.	Investor Information All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

At April 24, 2013 the Company had 94,942,159 common shares issued and outstanding and stock options exercisable for 3,418,808 additional common shares.		Transfer Agents & Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Methanex Investor Relations 1800 – 200 Burrard Street Vancouver, BC Canada V6C 3M1 E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except number of shares and per share amounts)	2013	2012	2012
Net income (loss) attributable to Methanex shareholders	$60	$(140)	$22
Mark-to-market impact of share-based compensation, net of tax	28	8	17
Asset impairment charge, net of tax	—	193	—

Adjusted net income [1]	$88	$61	$39

Diluted weighted average shares outstanding (millions)	96	94	95
Adjusted diluted net income per common share [1]	$0.92	$0.64	$0.41

•

We recorded Adjusted EBITDA[1] of $149 million for the first quarter of 2013 compared with $119 million for the fourth quarter of 2012. The increase in Adjusted EBITDA[1] was primarily due to an increase in average realized price to $412 per tonne for the first quarter of 2013 from $389 per tonne for the fourth quarter of 2012.

•	Production for the first quarter of 2013 was 1,057,000 tonnes compared with 1,067,000 tonnes for the fourth quarter of 2012. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,024,000 tonnes in the first quarter of 2013 compared with 1,059,000 in the fourth quarter of 2012.

•

During the first quarter of 2013, we announced our commitment to restart the Waitara Valley facility and complete a debottlenecking project at the Motunui site. We expect these initiatives will allow our New Zealand operations to operate at their full annual production capacity of up to 2.4 million tonnes, depending on natural gas composition.

•

We continue to make good progress with our project to relocate an idle Chile facility to Geismar, Louisiana. During the first quarter of 2013, we signed an agreement with Chesapeake Energy to supply the facility’s natural gas requirements for a ten-year period.

•

We announced today that we have reached a final investment decision to proceed with the relocation of a second Chile facility to the Geismar site. We expect this project will add a further 1.0 million tonnes of annual operating capacity and is expected to be operational in early 2016.

•

We also announced today that the Board of Directors has approved an 8 percent increase to our quarterly dividend to shareholders, from $0.185 per share to $0.20 per share, effective with the dividend payable June 30, 2013.

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

This First Quarter 2013 Management’s Discussion and Analysis (“MD&A”) dated April 24, 2013 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended March 31, 2013 as well as the 2012 Annual Consolidated Financial Statements and MD&A included in the Methanex 2012 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2012 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2013, we adopted new IFRS standards related to consolidation and joint arrangement accounting. Under these new standards, our 63.1% interest in the Atlas entity, which was previously proportionately consolidated in our financial statements, is accounted for using the equity method. This change has been applied retrospectively. As a result, amounts related to Atlas are no longer included in individual line items in our consolidated financial statements and the net assets and net earnings are presented separately. For purposes of analyzing our consolidated financial results in this MD&A, the adjusted EBITDA from our 63.1% interest in the Atlas entity is included in Adjusted EBITDA.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except per share amounts and where noted)	2013	2012	2012
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,057	1,067	945
Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,024	1,059	926
Purchased methanol	588	664	691
Commission sales [1]	219	176	198

Total sales volumes	1,831	1,899	1,815
Methanex average non-discounted posted price ($ per tonne) [2]	474	450	437
Average realized price ($ per tonne) [3]	412	389	382
Adjusted EBITDA (attributable to Methanex shareholders) [4]	149	119	93
Adjusted cash flows from operating activities (attributable to Methanex shareholders) [4]	127	101	89
Cash flows from operating activities	118	76	74
Adjusted net income (attributable to Methanex shareholders) [4]	88	61	39
Net income (loss) attributable to Methanex shareholders	60	(140)	22
Adjusted net income per common share (attributable to Methanex shareholders) [4] [5]	0.92	0.64	0.41
Basic net income (loss) per common share (attributable to Methanex shareholders)	0.64	(1.49)	0.24
Diluted net income (loss) per common share (attributable to Methanex shareholders)	0.63	(1.49)	0.23
Common share information (millions of shares):
Weighted average number of common shares	95	94	93
Diluted weighted average number of common shares	96	94	95
Number of common shares outstanding, end of period	95	94	94

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[5]

For the three month period ended December 31, 2012, stock options have been excluded from the calculation of diluted net loss per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted net income per common share (attributable to Methanex shareholders) stock options have been included in the denominator and the diluted weighted average number of common shares is 95 million.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

PRODUCTION SUMMARY

	Q1 2013		Q4 2012	Q1 2012
(thousands of tonnes)	Capacity [1]	Production	Production	Production
New Zealand [2]	608	309	378	174
Atlas (Trinidad) (63.1% interest)	281	248	180	127
Titan (Trinidad)	218	181	189	215
Egypt (60% interest)	190	133	129	202
Medicine Hat (Canada)	118	131	132	114
Chile I and IV	450	55	59	113
Geismar I and II (Louisiana, USA) [3]	500	—	—	—

	2,365	1,057	1,067	945

[1]

The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]

The annual production capacity of New Zealand represents the two 0.85 million tonne facilities at Motunui and the 0.53 million tonne facility at Waitara Valley. The current operating capacity of the Motunui facilities is 1.5 million tonnes due to distillation capacity constraints (refer to New Zealand section below).

[3]

We are relocating two idle Chile facilities to Geismar, Louisiana. The Geismar I facility is expected to be operational by the end of 2014 and the Geismar II facility is expected to be operational in early 2016.

New Zealand

Our New Zealand methanol facilities produced 309,000 tonnes of methanol in the first quarter of 2013 compared with 378,000 tonnes in the fourth quarter of 2012. During the first quarter of 2013, the Motunui facilities suffered an equipment failure which resulted in an unplanned outage and lost production of approximately 60,000 tonnes. The equipment was repaired and the Motunui facilities returned to operation at the end of March 2013. We are in the process of refurbishing the Waitara Valley facility and debottlenecking the Motunui facilities which we expect will allow us to produce at the site’s full annual production capacity of up to 2.4 million tonnes, depending on natural gas composition, by the end of 2013.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,125,000 tonnes (63.1% interest). The Titan facility produced 181,000 tonnes in the first quarter of 2013 compared with 189,000 tonnes in the fourth quarter of 2012. Production in the first quarter of 2013 was impacted by periodic natural gas curtailments and minor unplanned outages.

The Atlas facility produced 248,000 tonnes in the first quarter of 2013 compared with 180,000 tonnes in the fourth quarter of 2012. The Atlas facility was shut down at the end of September 2012 for repairs and returned to production at the end of October 2012.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience some gas curtailments to the Trinidad site.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Egypt

The Egypt methanol facility produced 133,000 tonnes (60% interest) in the first quarter of 2013 compared with 129,000 tonnes in the fourth quarter of 2012. Production during the first quarter of 2013 and the fourth quarter of 2012 was impacted by natural gas supply restrictions.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 which have resulted in production below full capacity. This situation may persist in the future and become more acute during the summer months when electricity demand is at its peak. Refer to page 25 of our 2012 Annual Report for further details.

Medicine Hat, Canada

Our 470,000 tonne per year facility in Medicine Hat, Alberta produced 131,000 tonnes in the first quarter of 2013 compared with 132,000 tonnes during the fourth quarter of 2012. The Medicine Hat facility is currently able to produce above stated production capacity due to the age of its catalyst and the composition of the natural gas feedstock. We are currently debottlenecking the Medicine Hat facility which we expect will add a further 90,000 tonnes of annual production capacity by the end of the third quarter of 2013.

Chile

During the first quarter of 2013 we produced 55,000 tonnes in Chile operating one plant at approximately 20% of production capacity. In addition, in March 2013, we began receiving natural gas from Argentina under an arrangement whereby we process the natural gas received and return the methanol produced to Argentina. We produced an additional 6,000 tonnes under this arrangement during the first quarter of 2013 and have continued receiving some natural gas from Argentina in April 2013.

While investments have been made by us and others to accelerate the exploration and development of natural gas in southern Chile, the potential for a significant increase in gas production is more challenging than we had originally anticipated. As a result of the short-term outlook for gas supply in Chile and Argentina, we anticipate idling our Chile operations shortly due to insufficient natural gas feedstock to keep our plant operating through the southern hemisphere winter. We are continuing to work with Empresa Nacional del Petroleo (ENAP) and others to secure sufficient natural gas to sustain our operations and while the restart of a Chile plant is possible later in 2013, the restart is dependent on securing a sustainable natural gas position to operate over the medium term.

The future of our Chile operations is primarily dependent on the level of exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

Geismar, Louisiana

We are in the process of relocating the idle Chile II facility to Geismar, Louisiana (Geismar I). The 1.0 million tonne Geismar I facility is expected to be operational by the end of 2014. During the first quarter of 2013 we spent $43 million on this project and remaining expenditures at March 31, 2013 are estimated to be $420 million.

We announced today that we have made a final investment decision to proceed with the relocation of the Chile III facility to the Geismar site (Geismar II). We expect the 1.0 million tonne Geismar II plant to be operational in early 2016. Estimated project costs are $550 million.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

FINANCIAL RESULTS

For the first quarter of 2013 we recorded Adjusted EBITDA of $149 million and Adjusted net income of $88 million ($0.92 per share on a diluted basis). This compares with Adjusted EBITDA of $119 million and Adjusted net income of $61 million ($0.64 per share on a diluted basis) for the fourth quarter of 2012.

For the first quarter of 2013, we reported net income attributable to Methanex shareholders of $60 million ($0.63 per share on a diluted basis) compared with a net loss attributable to Methanex shareholders for the fourth quarter of 2012 of $140 million ($1.49 loss per share on a diluted basis). Our results for the fourth quarter of 2012 were impacted by a non-cash before-tax asset impairment charge of $297 million related to the carrying value of our Chile assets.

Effective January 1, 2013, we adopted new IFRS standards related to consolidation and joint arrangement accounting. Under these new standards, our 63.1% interest in the Atlas entity, which was previously proportionately consolidated in our financial statements, is accounted for using the equity method. This change has been applied retrospectively. As a result, amounts related to Atlas are no longer included in individual line items in our consolidated financial statements and the net assets and net earnings are presented separately. For purposes of analyzing our consolidated financial results in this MD&A, the adjusted EBITDA from our 63.1% interest in the Atlas entity is included in Adjusted EBITDA. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (60% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures.

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except number of shares and per share amounts)	2013	2012	2012
Net income (loss) attributable to Methanex shareholders	$60	$(140)	$22
Mark-to-market impact of share-based compensation, net of tax	28	8	17
Asset impairment charge, net of tax	—	193	—

Adjusted net income [1]	$88	$61	$39

Diluted weighted average shares outstanding (millions)	96	94	95
Adjusted net income per common share [1] [2]	$0.92	$0.64	$0.41

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[2]

For the three months ended December 31, 2012, stock options have been excluded from the calculation of diluted net loss per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted net income per common share (attributable to Methanex shareholders) stock options have been included in the denominator and the diluted weighted average number of common shares is 95 million.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2013	2012	2012
Consolidated statements of income:
Revenue	$652	$668	$654
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(497)	(546)	(535)
Adjusted EBITDA of associate (Atlas) [1]	9	10	(3)

	164	132	116
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [2]	149	119	93
Attributable to non-controlling interests	15	13	23

	164	132	116
Mark-to-market impact of share-based compensation	(31)	(8)	(18)
Depreciation and amortization	(30)	(35)	(36)
Asset impairment charge	—	(297)	—
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	(8)	(10)	(4)
Finance costs	(15)	(13)	(16)
Finance income and other expenses	(2)	3	2
Income tax recovery (expense)	(12)	93	(11)

Net income (loss)	$66	$(135)	$33

Net income (loss) attributable to Methanex shareholders	$60	$(140)	$22

[1]

Earnings of associate has been divided into an amount included in Adjusted EBITDA and an amount excluded from Adjusted EBITDA. The amount excluded from Adjusted EBITDA represents depreciation and amortization, finance costs, finance income and other expenses and income tax expense relating to earnings of associate.

[2]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

Adjusted EBITDA (Attributable to Methanex Shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 19.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q1 2013	Q1 2013
	compared with	compared with
($ millions)	Q4 2012	Q1 2012
Average realized price	$36	$49
Sales volume	(10)	(1)
Total cash costs	4	8

Increase in Adjusted EBITDA	$30	$56

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

Average realized price

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ per tonne)	2013	2012	2012
Methanex average non-discounted posted price	474	450	437
Methanex average realized price	412	389	382

Methanol market conditions remained healthy and pricing increased during the first quarter of 2013 (refer to Supply/Demand Fundamentals section on page 11 for more information). Our average non-discounted posted price for the first quarter of 2013 was $474 per tonne compared with $450 per tonne for the fourth quarter of 2012 and $437 per tonne for the first quarter of 2012. Our average realized price for the first quarter of 2013 was $412 per tonne compared with $389 per tonne for the fourth quarter of 2012 and $382 per tonne for the first quarter of 2012. The change in average realized price for the first quarter of 2013 increased Adjusted EBITDA by $36 million compared with the fourth quarter of 2012 and increased Adjusted EBITDA by $49 million compared with the first quarter of 2012.

Sales volume

Methanol sales volumes excluding commission sales volumes were lower in the first quarter of 2013 compared with the fourth quarter of 2012 by 111,000 tonnes and this resulted in lower Adjusted EBITDA by $10 million.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q1 2013	Q1 2013
	compared with	compared with
($ millions)	Q4 2012	Q1 2012
Methanex-produced methanol costs	$—	$(9)
Insurance recovery	(9)	(2)
Proportion of Methanex-produced methanol sales	5	17
Purchased methanol costs	(12)	(19)
Logistics costs	12	12
Other, net	8	9

	$4	$8

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad, Egypt and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the first quarter of 2013 compared with the same period in 2012, Methanex-produced methanol costs were higher by $9 million primarily due to a change in the mix of production sold from inventory.

Insurance recovery

We experienced an equipment failure at our Atlas facility in July 2011. Our operations are covered by business interruption insurance and we finalized our claim and recorded a recovery of $9 million in the fourth quarter of 2012.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the first quarter of 2013 compared with the fourth quarter of 2012 and the first quarter of 2012, Methanex-produced methanol sales made up a higher proportion of our total sales and this increased Adjusted EBITDA by $5 million and $17 million, respectively.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Logistics costs

Logistics costs vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. Logistics costs were $12 million lower in the first quarter of 2013 compared with each of the fourth quarter of 2012 and the first quarter of 2012. As a result of improvements in our asset portfolio over the past year, we have recently completed several initiatives that have reduced logistics costs and improved the efficiency of our supply chain.

Other, net

In October 2012, we completed a restructuring of our Chile operations which reduced the size of our workforce and resulted in a $5 million charge in the fourth quarter of 2012. During the first quarter of 2012, we incurred a one-time $7 million charge to earnings to terminate a time charter vessel lease contract.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
	Mar 31	Dec 31	Mar 31
	2013	2012	2012
Methanex Corporation share price [1]	$40.63	$31.87	$32.43
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	$6	$3	$7
Mark-to-market impact due to change in share price	31	8	18

Total share-based compensation expense	$37	$11	$25

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price increased from $31.87 per share at December 31, 2012 to $40.63 per share at March 31, 2013. As a result of the increase in the share price and the impact on the fair value of the outstanding units, we recorded a $31 million mark-to-market expense on share-based compensation in the first quarter of 2013 compared with an $8 million mark-to-market expense in the fourth quarter of 2012 and an $18 million expense in the first quarter of 2012.

Depreciation and Amortization

Depreciation and amortization was $30 million for the first quarter of 2013 compared with $35 million for the fourth quarter of 2012 and $36 million for the first quarter of 2012. Depreciation and amortization was lower in the first quarter of 2013 compared with the fourth quarter of 2012 and the first quarter of 2012 primarily as a result of the lower carrying value of our Chile assets due to the asset impairment charge recorded in the fourth quarter of 2012.

Finance Costs

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2013	2012	2012
Finance costs before capitalized interest	$16	$14	$16
Less capitalized interest	(1)	(1)	—

Finance costs	$15	$13	$16

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities. Capitalized interest relates to interest costs capitalized for the Geismar I project.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Finance Income and Other Expenses

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2013	2012	2012
Finance income and other expenses	$(2)	$3	$2

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the first quarter of 2013 compared with the fourth quarter of 2012 is as follows:

	Three Months Ended	Three Months Ended
	Mar 31 2013	Dec 31 2012
		Amounts excluding Asset	Asset Impairment
($ millions)	Total	Impairment Charge	Charge	Total
Profit (loss) before income tax expense	$78	$69	$(297)	$(228)
Income tax recovery (expense)	(12)	(11)	104	93

Net income (loss)	$66	$58	$(193)	$(135)

Effective tax rate	15%	16%	35%	41%

For the first quarter of 2013, the effective tax rate was 15% compared with 16% for the fourth quarter of 2012, excluding the impact of the asset impairment charge recorded in 2012.

We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. We have significant loss carryforwards in Canada and New Zealand which have not been recognized for accounting purposes and this had an impact on the effective tax rate for the first quarter of 2013 of approximately 10%.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 53 million tonnes on an annualized basis.

The outlook for methanol demand growth continues to be strong. Traditional chemical derivatives consume about two-thirds of global methanol demand and growth is correlated to industrial production.

Energy-related applications consume the remaining one third of global methanol demand, and the wide disparity between the price of crude oil and that of natural gas and coal has resulted in an increased use of methanol in energy-related applications, such as direct methanol blending into gasoline and DME and biodiesel production. Growth of direct methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by numerous provincial and national fuel-blending standards, such as M15 or M85 (15% methanol and 85% methanol, respectively).

Methanex Non-Discounted Regional Posted Prices 1

	Apr	Mar	Feb	Jan
(US$ per tonne)	2013	2013	2013	2013
United States	516	516	482	482
Europe [2]	505	476	476	476
Asia	450	450	435	435

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€390 for Q2 2013 (Q1 2013 – €370) converted to United States dollars.

China is also leading the commercialization of methanol’s use as a feedstock to manufacture olefins. The use of methanol to produce olefins, at current energy prices, is proving to be cost competitive relative to the traditional production of olefins from naphtha. There are now five methanol-to-olefins (MTO) plants operating in China with the capacity to consume approximately seven million tonnes of methanol annually. While three of these plants are integrated and purchase methanol only to supplement their production, two of these plants are dependent on merchant methanol supply. We believe demand potential into energy-related applications and olefins production will continue to grow.

During the first quarter of 2013, steady demand and planned and unplanned industry outages contributed to upward pressure on pricing in Europe and North America, while pricing in Asia was relatively stable. Our average non-discounted price in the first quarter was $474 per tonne. Entering the second quarter, market conditions remain healthy and prices are stable. Our European non-discounted price for the second quarter of 2013 increased to €390 per tonne ($505 per tonne).

Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. There is a 0.8 million tonne plant expected to restart in Channelview, Texas in 2013 and a 0.7 million tonne plant expected to start up in Azerbaijan in 2013. We are in the process of refurbishing the Waitara Valley facility and debottlenecking our Motunui facilities in New Zealand and these initiatives are expected to add up to 0.9 million tonnes of additional operating capacity by the end of 2013. We are relocating two idle Chile facilities to Geismar, Louisiana with the first 1.0 million tonne facility expected to start up by the end of 2014 and the second 1.0 million tonne facility expected to start up in early 2016. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

Cash flows from operating activities in the first quarter of 2013 were $118 million compared with $76 million for the fourth quarter of 2012 and $74 million for the first quarter of 2012. The changes in cash flows from operating activities resulted from changes in the following:

	Q1 2013	Q1 2013
	compared with	compared with
($ millions)	Q4 2012	Q1 2012
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$30	$56
Exclude change in Adjusted EBITDA of associate (Atlas)	1	(12)
Change in cash flows attributable to non-controlling interests	2	(8)
Changes in non-cash working capital	13	26
Income taxes paid	7	(2)
Other	(11)	(16)

Increase in cash flows from operating activities	$42	$44

Adjusted cash flows from operating activities

Adjusted cash flows from operating activities, which includes an amount representing the cash flows associated with our 63.1% share of the Atlas facility and excludes the amount associated with the 40% non-controlling interest in the methanol facility in Egypt and changes in non-cash working capital, were $127 million in the first quarter of 2013 compared with $101 million for the fourth quarter of 2012 and $89 million for the first quarter of 2012. The changes in Adjusted cash flows from operating activities resulted from changes in the following:

	Q1 2013	Q1 2013
	compared with	compared with
($ millions)	Q4 2012	Q1 2012
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$30	$56
Income taxes paid	7	(2)
Other	(11)	(16)

Increase in Adjusted cash flows from operating activities	$26	$38

Refer to the Additional Information—Supplemental Non-GAAP Measures section on page 14 for a reconciliation of Adjusted cash flows from operating activities to the most comparable GAAP measure.

During the first quarter of 2013, we paid a quarterly dividend of $0.185 per share, or $18 million. Additionally, on April 24, 2013, the Board of Directors approved an 8 percent increase to our quarterly dividend to shareholders, from $0.185 to $0.20 per share. The increased dividend will apply commencing with the dividend payable June 30, 2013 to holders of common shares of record on June 16, 2013.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and retain financial flexibility. At March 31, 2013, our cash balance was $727 million, including $25 million related to the non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We have a strong balance sheet and an undrawn $400 million credit facility provided by highly rated financial institutions that expires in mid-2016.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $50 million to the end of 2013, excluding the New Zealand operations. We are making good progress with our project to relocate the Chile II facility to Geismar, Louisiana with plant start-up expected by the end of 2014. During the first quarter of 2013, we spent $43 million on the project and the remaining project expenditures are approximately $420 million. We are also making good progress with our initiatives to increase production capacity in Medicine Hat and New Zealand. Remaining capital expenditures for these projects to the end of 2013 is approximately $230 million. We have also committed to relocate a second idle Chile facility to the Geismar site with estimated project costs of $550 million. The second Geismar facility is expected to commence operations in early 2016. We believe that we have the financial capacity to fund these growth initiatives with cash on hand, cash generated from operations and the undrawn bank facility.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Entering the second quarter, market conditions remain healthy and prices are stable.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

CONTROLS AND PROCEDURES

For the three months ended March 31, 2013, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, operating income and Adjusted cash flows from operating activities. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes depreciation and amortization, finance costs, finance income and other expenses, income tax expense (recovery), mark-to-market impact of share-based compensation and asset impairment charges. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility and our 60% interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2013	2012	2012
Net income (loss) attributable to Methanex shareholders	$60	$(140)	$22
Finance costs	15	13	16
Finance income and other expenses	2	(3)	(2)
Income tax expense (recovery)	12	(93)	11
Depreciation and amortization	30	35	36
Mark-to-market impact of share-based compensation	31	8	18
Asset impairment charge	—	297	—
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	8	10	4
Non-controlling interests adjustment [1]	(9)	(7)	(12)

Adjusted EBITDA (attributable to Methanex shareholders)	$149	$119	$93

[1]

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with the 40% non-controlling interest in the methanol facility in Egypt and our 63.1% interest in the Atlas methanol facility which is accounted for using equity accounting.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational, including asset impairment charges. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except number of shares and per share amounts)	2013	2012	2012
Net income (loss) attributable to Methanex shareholders	$60	$(140)	$22
Mark-to-market impact of share-based compensation	31	8	18
Asset impairment charge	—	297	—
Income tax expense (recovery) related to above items	(3)	(104)	(1)

Adjusted net income	$88	$61	$39

Diluted weighted average shares outstanding	96	94	95
Adjusted net income per common share [1]	$0.92	$0.64	$0.41

[1]

For the three months ended December 31, 2012, stock options have been excluded from the calculation of diluted net loss per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted net income per common share (attributable to Methanex shareholders) stock options have been included in the denominator and the diluted weighted average number of common shares is 95 million.

Adjusted Cash Flows from Operating Activities (attributable to Methanex shareholders)

Adjusted cash flows from operating activities differs from the most comparable GAAP measure, cash flows from operating activities, because it includes cash flows associated with our 63.1% equity share of the Atlas facility and does not include cash flows associated with the 40% non-controlling interest in the methanol facility in Egypt or changes in non-cash working capital.

The following table shows a reconciliation of cash flows from operating activities to adjusted cash flows from operating activities:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2013	2012	2012
Cash flows from operating activities	$118	$76	$74
Add (deduct):
Cash flows related to associate (Atlas) [1]	9	10	(3)
Cash flows related to non-controlling interests [2]	(15)	(13)	(23)
Changes in non-cash working capital	15	28	41

Adjusted cash flows from operating activities (attributable to Methanex shareholders)	$127	$101	$89

[1]	Cash flows related to associate represents the amount related to our 63.1% equity share of the Atlas facility that is accounted for using the equity method.
[2]	Cash flows related to non-controlling interests represents the amount attributable to non-controlling interests that are consolidated in the financial statements.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ millions, except per share amounts)	2013	2012	2012	2012
Revenue	$652	$668	$608	$613
Adjusted EBITDA [1] [2]	149	119	104	113
Net income (loss) [1]	60	(140)	(3)	52
Adjusted net income [1] [2]	88	61	36	44
Basic net income (loss) per common share [1]	0.64	(1.49)	(0.03)	0.56
Diluted net income (loss) per common share [1]	0.63	(1.49)	(0.03)	0.50
Adjusted net income per share [1] [2]	0.92	0.64	0.38	0.47

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ millions, except per share amounts)	2012	2011	2011	2011
Revenue	$654	$696	$670	$623
Adjusted EBITDA [1] [2]	93	133	111	102
Net income [1]	22	64	62	41
Adjusted net income [1] [2]	39	65	40	39
Basic net income per common share [1]	0.24	0.69	0.67	0.44
Diluted net income per common share [1]	0.23	0.68	0.59	0.43
Adjusted net income per share [1] [2]	0.41	0.69	0.43	0.41

[1]	Attributable to Methanex Corporation shareholders.
[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 16

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2013 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the First Quarter 2013 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants and the restart of our idled methanol facilities,

•	anticipated production rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,
•

ability to meet covenants or obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana (“Geismar”) and certain initiatives in New Zealand and Canada,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•

the success of our natural gas exploration and development in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand, Trinidad, Canada and the United States,

•	production rates of our facilities,

•	receipt of remaining required permits in connection with our Geismar projects,

•

receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights or rights to purchase natural gas,

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 17

•	receipt of governmental approvals related to natural gas exploration rights,

•	the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar projects and our initiatives to increase production in New Zealand and Canada,
•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate,

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties, and

•	satisfaction of conditions precedent contained in the Geismar I natural gas supply agreement.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•

the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile and New Zealand on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•

actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	satisfaction of conditions precedent contained in the Geismar I natural gas supply agreement, and

•	other risks described in our 2012 Management’s Discussion and Analysis and this First Quarter 2013 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 18

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted cash flows from operating activities include an amount representing our 63.1% equity share in Atlas.

We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted cash flows from operating activities exclude the amount associated with the other investors’ 40% non-controlling interests.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 19

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2013	Mar 31 2012
		(As adjusted - note 11)
Revenue	$651,899	$653,538
Cost of sales and operating expenses	(527,995)	(552,964)
Depreciation and amortization	(29,817)	(35,401)

Operating income	94,087	65,173
Earnings (loss) of associate (note 4)	1,286	(7,328)
Finance costs (note 6)	(15,451)	(16,033)
Finance income and other expenses	(1,627)	1,838

Income before income tax expense	78,295	43,650
Income tax expense:
Current	(4,391)	(5,297)
Deferred	(7,671)	(5,542)

	(12,062)	(10,839)

Net income	$66,233	$32,811

Attributable to:
Methanex Corporation shareholders	60,267	22,081
Non-controlling interests	5,966	10,730

	$66,233	$32,811

Income for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.64	$0.24
Diluted net income per common share	$0.63	$0.23
Weighted average number of common shares outstanding (note 7)	94,514,188	93,407,866
Diluted weighted average number of common shares outstanding (note 7)	95,717,869	94,714,364

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 20

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2013	Mar 31 2012
Net income	$66,233	$32,811
Other comprehensive income, net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	(184)	(305)
Change in fair value of interest rate swap contracts	(296)	(2,613)
Realized loss on interest rate swap contracts reclassified to interest expense	2,591	2,936

	2,111	18

Comprehensive income	$68,344	$32,829

Attributable to:
Methanex Corporation shareholders	61,460	21,970
Non-controlling interests	6,884	10,859

	$68,344	$32,829

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 21

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

AS AT	Mar 31 2013	Dec 31 2012	Jan 1 2012
		(As adjusted - note 11)	(As adjusted - note 11)
ASSETS
Current assets:
Cash and cash equivalents	$726,851	$727,385	$341,445
Trade and other receivables	441,584	417,156	374,287
Inventories (note 2)	289,467	256,340	274,276
Prepaid expenses	21,697	25,588	22,614

	1,479,599	1,426,469	1,012,622
Non-current assets:
Property, plant and equipment (note 3)	1,813,520	1,762,873	1,976,693
Investment in associate (note 4)	185,990	184,665	171,707
Other assets	71,813	68,554	122,627

	2,071,323	2,016,092	2,271,027

	$3,550,922	$3,442,561	$3,283,649

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$437,807	$377,666	$360,712
Current maturities on long-term debt (note 5)	40,444	38,290	236,063
Current maturities on other long-term liabilities	40,517	30,322	21,441

	518,768	446,278	618,216
Non-current liabilities:
Long-term debt (note 5)	1,146,443	1,156,081	601,293
Other long-term liabilities	177,495	200,212	188,149
Deferred income tax liabilities	170,623	162,253	274,028

	1,494,561	1,518,546	1,063,470
Equity:
Capital stock	498,999	481,779	455,434
Contributed surplus	11,572	15,481	22,281
Retained earnings	848,394	805,661	942,978
Accumulated other comprehensive loss	(11,852)	(13,045)	(15,968)

Shareholders’ equity	1,347,113	1,289,876	1,404,725
Non-controlling interests	190,480	187,861	197,238

Total equity	1,537,593	1,477,737	1,601,963

	$3,550,922	$3,442,561	$3,283,649

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2011	93,247,755	$455,434	$22,281	$942,978	$(15,968)	$1,404,725	$197,238	$1,601,963
Net income	—	—	—	22,081	—	22,081	10,730	32,811
Other comprehensive income (loss)	—	—	—	—	(111)	(111)	129	18
Compensation expense recorded for stock options	—	—	227	—	—	227	—	227
Issue of shares on exercise of stock options	458,920	8,068	—	—	—	8,068	—	8,068
Reclassification of grant date fair value on exercise of stock options	—	3,083	(3,083)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(15,908)	—	(15,908)	—	(15,908)
Distributions to non-controlling interests	—	—	—	—	—	—	(9,405)	(9,405)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, March 31, 2012	93,706,675	466,585	19,425	949,151	(16,079)	1,419,082	199,692	1,618,774
Net income (loss)				(90,186)	—	(90,186)	22,800	(67,386)
Other comprehensive income (loss)				(1,135)	3,034	1,899	2,032	3,931
Compensation expense recorded for stock options	—	—	499	—	—	499	—	499
Issue of shares on exercise of stock options	603,295	10,751	—	—	—	10,751	—	10,751
Reclassification of grant date fair value on exercise of stock options	—	4,443	(4,443)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(52,169)	—	(52,169)	—	(52,169)
Distributions to non-controlling interests	—	—	—	—	—	—	(36,663)	(36,663)
Equity contributions by non-controlling interests	—	—	—	—	—	—	—	—

Balance, December 31, 2012	94,309,970	481,779	15,481	805,661	(13,045)	1,289,876	187,861	1,477,737
Net income	—	—	—	60,267	—	60,267	5,966	66,233
Other comprehensive income	—	—	—	—	1,193	1,193	918	2,111
Compensation expense recorded for stock options	—	—	223	—	—	223	—	223
Issue of shares on exercise of stock options	587,689	13,088	—	—	—	13,088	—	13,088
Reclassification of grant date fair value on exercise of stock options	—	4,132	(4,132)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(17,534)	—	(17,534)	—	(17,534)
Distributions to non-controlling interests	—	—	—	—	—	—	(5,265)	(5,265)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, March 31, 2013	94,897,659	$498,999	$11,572	$848,394	$(11,852)	$1,347,113	$190,480	$1,537,593

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 23

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2013	Mar 31 2012
		(As adjusted - note 11)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$66,233	$32,811
Add (deduct) loss (earnings) of associate	(1,286)	7,328
Add non-cash items:
Depreciation and amortization	29,817	35,401
Income tax expense	12,062	10,839
Share based compensation expense	36,313	25,058
Finance costs	15,451	16,033
Other	464	5,786
Income taxes paid	(8,783)	(7,074)
Other cash payments, including share-based compensation	(17,555)	(12,030)

Cash flows from operating activities before undernoted	132,716	114,152
Changes in non-cash working capital (note 9)	(15,037)	(40,194)

	117,679	73,958

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(17,534)	(15,908)
Interest paid, including interest rate swap settlements	(21,211)	(24,249)
Net proceeds on issue of long-term debt	—	246,548
Repayment of long-term debt and limited recourse debt	(18,267)	(17,154)
Equity contributions by non-controlling interests	1,000	1,000
Cash distributions to non-controlling interests	(5,265)	(12,745)
Proceeds from limited recourse debt	10,000	—
Proceeds on issue of shares on exercise of stock options	13,088	8,068
Other	(919)	(13,450)

	(39,108)	172,110

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(33,619)	(42,551)
Louisiana project expenditures	(43,398)	—
Oil and gas assets	(7,656)	(6,801)
GeoPark repayments	6,864	6,630
Changes in non-cash working capital related to investing activities (note 9)	(1,296)	12,832

	(79,105)	(29,890)

Increase (decrease) in cash and cash equivalents	(534)	216,178
Cash and cash equivalents, beginning of period	727,385	341,445

Cash and cash equivalents, end of period	$726,851	$557,623

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 24

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to major international markets in Asia Pacific, North America, Europe and Latin America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in note 11 below. As described in note 11, the Company has adopted new IFRS standards effective January 1, 2013 with retrospective application and as a result the comparative periods have been restated.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 24, 2013.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2013 is $469 million (2012 – $495 million).

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Plants Under Construction	Oil & Gas Properties	Other	Total
Cost at March 31, 2013	$2,887,814	$120,104	$82,436	$80,379	$3,170,733
Accumulated depreciation at March 31, 2013	1,251,572	—	75,448	30,193	1,357,213

Net book value at March 31, 2013	$1,636,242	$120,104	$6,988	$50,186	$1,813,520

Cost at December 31, 2012	$2,866,013	$75,238	$80,368	$68,906	$3,090,525
Accumulated depreciation at December 31, 2012	1,225,202	—	74,151	28,299	1,327,652

Net book value at December 31, 2012	$1,640,811	$75,238	$6,217	$40,607	$1,762,873

Cost at January 1, 2012	$2,816,808	$1,326	$77,486	$88,642	$2,984,262
Accumulated depreciation at January 1, 2012	933,808	—	32,990	40,771	1,007,569

Net book value at January 1, 2012	$1,883,000	$1,326	$44,496	$47,871	$1,976,693

The Company is in the process of relocating an idle Chile facility to Geismar, Louisiana. During the three months ended March 31, 2013, the Company incurred $43 million in relation to this project under construction, excluding capitalized interest. Remaining capital costs to complete the project are estimated to be $420 million, excluding capitalized interest.

In April 2013, the Company made a final investment decision to relocate a second idle Chile facility to Geismar, Louisiana. The Company estimates total project costs, excluding capitalized interest, of $550 million with plant start-up expected in early 2016.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 25

4.	Investment in Atlas methanol facility:

a)	The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. Effective January 1, 2013, the Company accounts for its interest in Atlas using the equity method (refer to note 11). Summarized financial information of Atlas (100% basis) is as follows:

Summarized Financial Information as at	Mar 31 2013	Dec 31 2012	Jan 1 2012
Cash and cash equivalents	10,781	28,883	14,685
Other current assets	134,630	104,933	102,872
Non-current assets	398,494	407,362	411,465
Current liabilities	(58,218)	(65,005)	(29,473)
Non-current liabilities, including current maturities	(212,054)	(204,395)	(227,430)

Net assets at 100%	$273,633	$271,778	$272,119

Net assests at 63.1%	$172,662	$171,492	$171,707
Long-term receivable from Atlas	13,328	13,173	—

Investment in associate	$185,990	$184,665	$171,707

	Three Months Ended
Summarized Financial Information	Mar 31 2013	Mar 31 2012
Revenue	$85,366	$26,884
Cost of sales and depreciation and amortization	(79,298)	(36,122)

Operating income (loss)	6,068	(9,238)
Finance costs, finance income and other expenses	(3,421)	(4,214)
Income tax (expense) recovery	(609)	1,839

Net earnings (loss) at 100%	$2,038	$(11,613)

Earnings (loss) of associate at 63.1%	$1,286	$(7,328)

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005 and 2006 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amounts in dispute for the 2005 and 2006 financial years is not significant. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 26

5.	Long-term debt:

As at	Mar 31 2013	Dec 31 2012	Jan 1 2012
Unsecured notes
$350 million at 3.25% due December 15, 2019	$343,909	$343,828	$—
$250 million at 5.25% due March 1, 2022	246,408	246,326	—
$150 million at 6.00% due August 15, 2015	149,399	149,344	149,119
$200 million at 8.75% due August 15, 2012	—	—	199,643

	739,716	739,498	348,762
Egypt limited recourse debt facilities	421,479	438,631	470,208
Other limited recourse debt facilities	25,692	16,242	18,386

	1,186,887	1,194,371	837,356
Less current maturities	(40,444)	(38,290)	(236,063)

	$1,146,443	$1,156,081	$601,293

During the three months ended March 31, 2013, the Company made repayments on its Egypt limited recourse debt facilities of $18.3 million. During the three months ended March 31, 2013, the Company issued $10.0 million of other limited recourse debt.

The Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Egypt entity. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Egypt limited recourse debt facilities have customary covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness, a requirement to fulfill certain conditions before the payment of cash or other distributions and a restriction on these distributions if there is a default subsisting. The Egypt limited recourse debt facilities also contain a covenant to complete certain land title registrations and related mortgages that require action by Egyptian government entities. Under the terms of a waiver received from the lenders in March 2013, the Company is required to complete the covenant by March 31, 2014. The Company does not believe that the finalization of these items is material to the security provided to the lenders.

At March 31, 2013, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended
	Mar 31 2013	Mar 31 2012
Finance costs	$16,518	$16,033
Less capitalized interest related to Louisiana plant under construction	(1,067)	—

	$15,451	$16,033

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction is capitalized until the plant is substantially completed and ready for productive use.

The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 27

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

Stock options and TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the number of common shares used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2013	Mar 31 2012
Denominator for basic net income per common share	94,514,188	93,407,866
Effect of dilutive stock options	1,203,681	1,306,498

Denominator for diluted net income per common share	95,717,869	94,714,364

8.	Share-based compensation:

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options:

(i)	Outstanding units:

Information regarding units outstanding at March 31, 2013 is as follows:

	SARs		TSARs
	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at January 1, 2012	623,547	$26.72	1,219,735	$26.65
Granted	353,890	31.64	652,000	31.69
Exercised	(55,331)	26.07	(15,800)	25.93
Cancelled	(24,581)	29.10	(40,400)	27.61

Outstanding at December 31, 2012	897,525	$28.63	1,815,535	$28.45

Granted	360,900	38.24	544,200	38.24
Exercised	(67,781)	27.43	(23,400)	27.41
Cancelled	(5,500)	30.86	—	—

Outstanding at March 31, 2013	1,185,144	$31.62	2,336,335	$30.74

METHANEX CORPORATION 2013 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 28

8.	Share-based compensation (continued):

b)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options (continued):

(i)	Outstanding units (continued):

	Stock Options
	Number of Units	Weighted Average Exercise Price
Outstanding at January 1, 2012	4,004,204	$19.19
Granted	84,000	31.73
Exercised	(1,062,215)	18.03
Cancelled	(43,042)	18.13

Outstanding at December 31, 2012	2,982,947	$19.97

Granted	75,600	38.24
Exercised	(587,689)	22.13
Cancelled	(48,128)	16.13

Outstanding at March 31, 2013	2,422,730	$20.09

	Units Outstanding at March 31, 2013			Units Exercisable at March 31, 2013
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to 29.18	4.4	503,444	$26.80	406,800	$26.39
$31.73 to 38.24	6.5	681,700	35.18	97,740	31.73

	5.6	1,185,144	$31.62	504,540	$27.42

TSARs:
$23.36 to 29.18	4.4	1,156,245	$26.66	985,898	$26.31
$31.73 to 38.24	6.4	1,180,090	34.73	208,230	31.73

	5.4	2,336,335	$30.74	1,194,128	$27.26

Stock options:
$ 6.33 to 11.56	2.9	875,490	$6.39	875,490	$6.39
$20.76 to 38.24	2.2	1,547,240	27.84	1,394,590	27.11

	2.5	2,422,730	$20.09	2,270,080	$19.12

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2013 was $43.0 million compared with the recorded liability of $32.0 million. The difference between the fair value and the recorded liability of $11.0 million will be recognized over the weighted average remaining vesting period of approximately 2.0 years. The weighted average fair value of the vested SARs and TSARs was estimated at March 31, 2013 using the Black-Scholes option pricing model.

For the three months ended March 31, 2013, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $17.0 million (2012 – $10.7 million). This included an expense of $15.0 million (2012 – expense of $7.8 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2013.

(iii)	Compensation expense related to stock options:

For the three months ended March 31, 2013, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2012 – $0.2 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 29

8.	Share-based compensation (continued):

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2013 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at January 1, 2012	597,911	48,588	1,103,049
Granted	21,649	20,400	358,330
Granted in-lieu of dividends	13,821	1,502	25,339
Redeemed	(66,531)	(31,607)	(413,138)
Cancelled	—	—	(19,711)

Outstanding at December 31, 2012	566,850	38,883	1,053,869

Granted	9,725	22,500	304,600
Granted in-lieu of dividends	2,391	280	4,305
Redeemed	(49,432)	—	(410,177)
Cancelled	—	—	(5,810)

Outstanding at March 31, 2013	529,534	61,663	946,787

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2013 was $65.4 million compared with the recorded liability of $48.5 million. The difference between the fair value and the recorded liability of $16.9 million will be recognized over the weighted average remaining vesting period of approximately 2.1 years.

For the three months ended March 31, 2013, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $19.1 million (2012 –$14.1 million). This included an expense of $15.7 million (2012 – expense of $10.3 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2013.

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2013 were as follows:

	Three Months Ended
	Mar 31 2013	Mar 31 2012
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(24,428)	$(941)
Inventories	(33,127)	13,364
Prepaid expenses	3,891	921
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	37,708	(56,777)

	(15,956)	(43,433)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(377)	16,071

Changes in non-cash working capital having a cash effect	$(16,333)	$(27,362)

These changes relate to the following activities:
Operating	$(15,037)	$(40,194)
Investing	(1,296)	12,832

Changes in non-cash working capital	$(16,333)	$(27,362)

METHANEX CORPORATION 2013 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 30

10.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statement of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statement of Financial Position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The euro hedges and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges. These interest rate swaps had an outstanding notional amount of $329 million as at March 31, 2013. The notional amount decreases over the expected repayment period. At March 31, 2013, these interest rate swap contracts had a negative fair value of $25.9 million (2012 – $32.7 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At March 31, 2013, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €17.2 million in exchange for US dollars and these euro contracts had a positive fair value of $0.8 million (2012 – negative fair value of $0.2 million) recorded in other assets. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2013
As at	Carrying Value	Fair Value
Long-term debt	$1,186,887	$1,240,180

There is no publicly traded market for the limited recourse debt facilities, the fair value of which is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes was calculated by reference to a limited number of small transactions in March 2013. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 31

11.	Adoption of New Accounting Standards:

a)	Effective January 1, 2013, the Company has adopted the following new IASB accounting standards related to consolidation and joint arrangements: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; and IFRS 12, Disclosure of Interests in Other Entities.

As a result of the adoption of these new standards, the Company’s 63.1% interest in the Atlas entity is accounted for using the equity method. The Company has restated its Consolidated Statement of Financial Position as at January 1, 2012 and December 31, 2012 and its Consolidated Statement of Income and Comprehensive Income for the three months ended March 31, 2012. Reconciliations of the restatements of the Consolidated Statement of Financial Position as at December 31, 2012 and Consolidated Statement of Income and Comprehensive Income for the three months ended March 31, 2012 are as follows:

Consolidated Statement of Financial Position

As at December 31, 2012

		Restatement of
	As Previously	Atlas to Equity
	Stated	Method	As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$745,610	$(18,225)	$727,385
Trade and other receivables	429,203	(12,047)	417,156
Inventories	253,023	3,317	256,340
Prepaid expenses	28,314	(2,726)	25,588

	1,456,150	(29,681)	1,426,469
Non-current assets:
Property, plant and equipment	2,014,748	(251,875)	1,762,873
Investment in associate	—	184,665	184,665
Other assets	73,724	(5,170)	68,554

	2,088,472	(72,380)	2,016,092

	$3,544,622	$(102,061)	$3,442,561

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$353,744	$23,922	$377,666
Current maturities on long-term debt	53,334	(15,044)	38,290
Current maturities on other long-term liabilities	33,903	(3,581)	30,322

	440,981	5,297	446,278
Non-current liabilities:
Long-term debt	1,191,891	(35,810)	1,156,081
Other long-term liabilities	242,435	(42,223)	200,212
Deferred income tax liabilities	191,578	(29,325)	162,253

	1,625,904	(107,358)	1,518,546
Equity:
Capital stock	481,779	—	481,779
Contributed surplus	15,481	—	15,481
Retained earnings	805,661	—	805,661
Accumulated other comprehensive loss	(13,045)	—	(13,045)

Shareholders’ equity	1,289,876	—	1,289,876
Non-controlling interests	187,861	—	187,861

Total equity	1,477,737	—	1,477,737

	$3,544,622	$(102,061)	$3,442,561

METHANEX CORPORATION 2013 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 32

11.	Adoption of New Accounting Standards (continued):

Consolidated Statement of Income

Three months ended March 31, 2012

		Restatement of
	As Previously	Atlas to Equity
	Stated	Method	As Adjusted
Revenue	$665,867	$(12,329)	$653,538
Cost of sales and operating expenses	(568,557)	15,593	(552,964)
Depreciation and amortization	(37,967)	2,566	(35,401)

Operating income	59,343	5,830	65,173
Earnings of associate	—	(7,328)	(7,328)
Finance costs	(18,533)	2,500	(16,033)
Finance income and other expenses	1,679	159	1,838

Profit before income tax expense	42,489	1,161	43,650
Income tax expense:
Current	(4,568)	(729)	(5,297)
Deferred	(5,110)	(432)	(5,542)

	(9,678)	(1,161)	(10,839)

Net income	$32,811	$—	$32,811

Change in fair value of forward exchange contracts, net of tax	(305)	—	(305)
Change in fair value of interest rate swap contracts, net of tax	(2,613)	—	(2,613)
Realized loss on interest rate swap reclassified to interest expense, net of tax	2,936	—	2,936

Comprehensive income	$32,829	$—	$32,829

Attributable to:	—	—	—
Methanex Corporation shareholders	21,970	—	21,970
Non-controlling interests	10,859	—	10,859

	$32,829	$—	$32,829

b)	Effective January 1, 2013, the Company adopted IFRS 13, Fair Value Measurements. As a result of this new standard, incremental disclosures have been provided in note 10 to these condensed consolidated interim financial statements.

c)	Effective January 1, 2013, the Company adopted the revised IFRS 19, Employee Benefits. The adoption of this standard has not had a significant impact on the Company.

d)	Effective January 1, 2013, the Company adopted the revised IAS, Presentation of Financial Statements. The adoption of this standard has resulted is a change to the presentation of the Company’s Consolidated Statements of Comprehensive Income.

12.	Subsequent Event:

In a prior period, the Company made a commitment to fund 50% of the cost of certain exploratory hydrocarbon wells in New Zealand. As at March 31, 2013, the Company had incurred approximately $15 million of costs related to this arrangement which were recorded on the Consolidated Statement of Financial Position as oil and gas properties in Other Assets. The Company has no future commitments under these arrangements. In April 2013 the operator of the drilling program announced their intention to abandon one of the wells. At the date of this report the Company has not had the opportunity to analyze the operator’s data from the drilling program. During the second quarter of 2013, the Company will evaluate whether an event has occurred which would require a re-assessment of the carrying value of the investment.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 33

Methanex Corporation

Quarterly History (unaudited)

	Q1 2013	2012	Q4	Q3	Q2	Q1	2011	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced	1,024	4,039	1,059	1,053	1,001	926	3,853	1,052	983	970	848
Purchased methanol	588	2,565	664	641	569	691	2,815	644	672	664	835
Commission sales [1]	219	855	176	205	276	198	846	208	235	231	172

	1,831	7,459	1,899	1,899	1,846	1,815	7,514	1,904	1,890	1,865	1,855

METHANOL PRODUCTION
(thousands of tonnes)
Chile	55	313	59	59	82	113	554	113	116	142	183
New Zealand	309	1,108	378	346	210	174	830	211	209	207	203
Atlas, Trinidad (63.1%)	248	826	180	255	264	127	891	195	170	263	263
Titan, Trinidad	181	786	189	186	196	215	711	180	224	186	121
Egypt (60%)	133	557	129	62	164	202	532	132	191	178	31
Medicine Hat	131	481	132	117	118	114	329	130	125	74	—

	1,057	4,071	1,067	1,025	1,034	945	3,847	961	1,035	1,050	801

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	412	382	389	373	384	382	374	388	377	363	367
($/gallon)	1.24	1.15	1.17	1.12	1.15	1.15	1.12	1.17	1.13	1.09	1.10
PER SHARE INFORMATION ($ per share) [3]
Basic net income (loss)	0.64	(0.73)	(1.49)	(0.03)	0.56	0.24	2.16	0.69	0.67	0.44	0.37
Diluted net income (loss)	0.63	(0.73)	(1.49)	(0.03)	0.50	0.23	2.06	0.68	0.59	0.43	0.37
Adjusted diluted net income [4]	0.92	1.90	0.64	0.38	0.47	0.41	1.93	0.69	0.43	0.41	0.39

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[3]	Per share information calculated using amounts attributable to Methanex shareholders.
[4]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2013 FIRST QUARTER REPORT QUATERLY HISTORY	PAGE 34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 24, 2013	By:	/s/ RANDY MILNER
Name: Randy Milner
Title: Senior Vice President, General Counsel & Corporate Secretary